As filed with the Securities and Exchange Commission on August 30, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

PALM HARBOR HOMES, INC.

(Exact name of registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	59-1036634 (I.R.S. Employer Identification No.)

15303 Dallas Parkway, Suite 800
Addison, Texas 75001
(972) 991-2422

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Larry H. Keener
President and Chief Executive Officer
15303 Dallas Parkway, Suite 800
Addison, Texas 75001
(972) 991-2422
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gina E. Betts
Locke Liddell & Sapp LLP
2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
(214) 740-8000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement. If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum
Title of Each Class of Securities to be	Amount to be	Proposed Maximum	Aggregate	Amount of
Registered	Registered (2)	Aggregate Price Per Unit (1)	Offering Price (2)	Registration Fee
3.25% Convertible Senior Notes due 2024	$75,000,000	100%	$75,000,000	$9,503
Common Stock	2,893,523	—	—	None (3)

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Plus such additional indeterminate number of shares as may become issuable upon conversion of the notes being registered hereunder as a result of adjustments to the conversion price.

(3)	Pursuant to Rule 457(i), there is no filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion rights.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED August 30, 2004

[PHH LOGO]

$75,000,000
(AGGREGATE PRINCIPAL AMOUNT)

3.25% CONVERTIBLE SENIOR NOTES DUE 2024 AND
THE COMMON STOCK ISSUABLE UPON THE CONVERSION OF THE NOTES

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     We issued the notes in a private placement on May 11, 2004. Upon the effectiveness of the registration statement of which this prospectus forms a part, this prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

     The notes are issued only in denominations of $1,000 and integral multiples thereof and mature on May 15, 2024. The notes will be issued only in registered book-entry form. You may convert the notes into shares of our common stock in accordance with the terms and conditions of the notes prior to their maturity or their prior redemption or repurchase by us. The conversion rate is 38.5803 shares of common stock per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $25.92 per share. In the aggregate, the notes are initially convertible, in accordance with their terms, into approximately 2,893,523 shares of common stock as of the date of this prospectus.

     We will pay cash interest on the notes on May 15th and November 15th of each year. The first such payment will be made on November 15, 2004. The notes are our senior unsecured obligations, ranking equally in right of payment with all our existing and future senior unsecured indebtedness, and senior in right of payment to any of our future subordinated indebtedness. The notes will be effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and to the claims of all creditors of our subsidiaries.

     We may redeem for cash all or a portion of the notes at any time on or after May 18, 2011, upon at least 20 days’ notice, for a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (including additional amounts), if any, to but not including the redemption date.

     Holders may require us to purchase all or part of their notes for cash at a purchase price of 100% of the principal amount of the notes plus accrued and unpaid interest on May 15, 2011, May 15, 2014 and May 15, 2019 and upon the occurrence of a designated event, as described in the section of this prospectus entitled “Description of Notes.”

     The notes are eligible to trade on the Nasdaq’s screen-based automated trading system known as the Private Offerings, Resale and Trading through Automated Linkages, or “PORTAL.” Holders who are not listed in the section of the prospectus entitled “Selling Securityholders,” may continue to use PORTAL to trade the notes. Our common stock is quoted on the Nasdaq Stock Market under the symbol “PHHM.” On August 25, 2004, the last reported closing price of our common stock on the Nasdaq Stock Market was $16.32 per share.

     The securities offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities discussed in the prospectus, nor have they determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 30, 2004

     You should rely only on the information contained herein or specifically incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The selling security holders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any document incorporated herein by reference is accurate as of any date other than the date of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “will,” “plan,” “intend” and “expect” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in any forward-looking statements are reasonable, these plans, intentions or expectations may not be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors.” All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by federal securities laws, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

i

SUMMARY

     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” before making an investment decision.

Our Company

Our Business

     We are one of the leading manufacturers and marketers of factory-built homes in the United States. We market nationwide through vertically integrated operations, encompassing manufactured housing, modular housing, chattel and mortgage bank financing and insurance. In fiscal 2004, we sold 474 single- section homes, 6,780 multi-section homes and 962 modular homes. At March 26, 2004, our 2004 fiscal year end, we sold homes in 29 states through our 149 retail superstores and builder locations and approximately 275 independent retail dealers, builders and developers. We currently own or lease our 19 manufacturing facilities, which are located in nine states.

     Manufactured Housing Operations. We manufacture single and multi-section manufactured homes under various brand names including Palm Harbor™, Masterpiece™, Keystone™, CountryPlace™, River Bend™ and Windsor Homes™. We offer over 600 floor plans ranging in size from approximately 800 to 3,200 square feet. Our typical manufactured home contains two to five bedrooms, a living room, family room, dining room, kitchen, two or three bathrooms and features central air conditioning and heating, a range, refrigerator, carpeting and drapes. We also offer optional amenities such as dishwashers, washers, dryers, furniture packages and speciality cabinets. Although we produce manufactured homes across a wide retail price range, the average retail sales price (excluding land) at fiscal year end of our manufactured homes was approximately $72,000.

     Modular Housing Operations. We manufacture modular homes principally through our wholly-owned subsidiary, Nationwide Custom Homes, Inc. We also manufacture, sell, finance and insure a line of modular homes called Discovery Custom Homes™. These homes are built in certain of our factories and are sold through our own stores and through independent dealers, builders and developers.

     Modular homes are built in accordance with state or local building codes. Nationwide’s modular homes include single story ranch homes, split-levels and two and three story homes with a variety of floor plans and exteriors. Nationwide sells directly to consumers through our five builder locations. Wholesale sales are made through 200 independent dealers, builders and developers. The average retail sales price (excluding land) at fiscal year end of our modular homes was approximately $135,000.

     Retail Operations. Our manufactured homes are sold through a distribution network consisting of retail superstores owned by us and independent dealers, builders and developers. The following table sets forth the number of homes sold by us through each of these distribution channels, as well as the number of company-owned retail superstores and independent dealers and builders, during the past three fiscal years:

	Fiscal Year Ended
	March 29,	March 28,	March 26,
	2002	2003	2004
Factory-built homes sold by:
Company-owned superstores and builder locations	8,298	6,541	5,846
Independent dealers, builders and developers	1,640	2,136	2,370

Total	9,938	8,677	8,216

Number of:
Company-owned superstores and builder locations	151	158	149
Independent dealers, builders and developers	100	300	275

Total	251	458	424

     We plan to add additional retail superstores in fiscal 2005. No single independent retailer accounted for 5% or more of our net sales during fiscal 2002, fiscal 2003 or fiscal 2004.

     Consumer Financing. We maintain relationships with conventional lenders who provide two basic types of consumer financing in the manufactured housing industry: (1) chattel or personal property loans for purchasers of a home with no real estate involved and (2) land/home or mortgage loans that finance the land, home and all improvements on the property. There are two types of mortgage loans — conforming and non-conforming. Conforming loans conform to Federal Housing Administration, Department of Veterans Affairs, Federal Home Loan Mortgage Corporation (Freddie Mac) and Federal National Mortgage Association (Fannie Mae) requirements. Generally, the type of required foundations installed conform to federal requirements and the borrower must meet certain criteria. Non-conforming loans are financed by a major bank or lending institution that does not require a specific foundation type and has more flexible criteria.

     In addition to recommending third party financing sources, we offer our customers chattel loans and non-conforming land/home mortgage loans through our 80% owned subsidiary, CountryPlace Mortgage Ltd. (CountryPlace). We also offer conventional mortgage financing through our investment in a limited partnership, BSM Financial L.P. Financing services by CountryPlace are currently being offered only through our retail superstores.

     During fiscal 2003, CountryPlace began holding all of its loan originations for investment on its balance sheet and ceased selling loans to other lenders. At March 26, 2004, CountryPlace had originated and was servicing approximately $103 million of loans for its own investment portfolio. CountryPlace intends to continue holding new loan originations and servicing and collecting its portfolio of loans using its own employees and systems.

     Insurance. Through our subsidiary, Standard Casualty Company, we provide owners of our homes with property and casualty insurance. We believe having the internal capability to provide insurance complements our manufacturing and marketing operations, and has added to earnings. At March 26, 2004, Standard Casualty Company had approximately 11,000 policies in force and 61% of homeowners who purchased a home through our own retail superstores purchased property and casualty insurance through Standard Casualty Company.

Our Strengths

     Geographic Diversification. We believe that our broad geographic presence lessens the impact on us of adverse economic trends specific to any one region, while at the same time enabling us to capitalize on favorable regional economic trends. During fiscal 2004, the percentage of our revenues by region was as follows:

		Percentage of
Region	Primary States	Revenue by Region
Southeast	Florida, North Carolina, Alabama, Georgia, South Carolina, Mississippi, Tennessee, Virginia, West Virginia, Maryland	44%
Central	Texas, Oklahoma, Arkansas, Louisiana	29
West	New Mexico, Arizona, California, Colorado, Oregon, Washington, Montana, Nevada, Idaho	23
Midwest	Ohio, Michigan, Indiana, Kentucky, Illinois, Pennsylvania	4

		100%

     The only states that accounted for 10% or more of our revenues in fiscal 2004 are (1) Texas, which accounted for 26%, (2) Florida, which accounted for 18% and (3) North Carolina, which accounted for 10%.

     Regional Focus. We compete in a regional business and the primary geographic market for a typical manufacturing facility is within a 250-mile radius. Each of our manufacturing facilities is strategically located and typically serves 30 to 75 retailers. Facility sales staff maintain personal contact with each retailer, whether company-owned or independent. Our independent retailer network principally consists of local dealers and builders that market land/home packages and developers of communities. Our decentralized operations allow us to be more responsive in addressing regional customer preferences of product innovation and home design.

     High Customer Satisfaction Levels. We recognize that offering high levels of service and quality products is critical in the manufactured housing industry, where customer referrals are an important source of new business.

We currently enjoy a 92% customer satisfaction rate and a 61% customer referral rate, according to Decision Analysts, Inc., a leading international marketing research firm. Our “Gold Key Care” initiative also involves having each home thoroughly inspected, tested and finished by factory-trained company associates, rather than independent subcontractors.

     Experienced and Incentivized Management Team. We benefit from an experienced and disciplined senior management team with a comprehensive understanding of fundamentals in all aspects of our vertically integrated business. Led by our founder and chairman, Lee Posey, who has worked in the homebuilding industry since 1956, our corporate and division leaders have an average of 30 years of industry experience. Our chairman and members of our board of directors own the majority of our stock, which helps align their interests with those of our other shareholders. Also, our executive compensation is performance-based, with incentives for meeting certain profit and customer satisfaction targets.

Business Strategy

     Provide Customizable and Integrated Product Offerings. Our primary business strategy is to manufacture, sell, finance and insure quality factory-built housing to creditworthy buyers. Our focus is to provide a customized product of superior value and quality such that each customer will be sufficiently satisfied to refer us to their friends and/or relatives. Approximately 90% of our homes are structurally or decoratively customized to the homebuyer’s specifications. Also, providing financing and insurance to our customers on competitive terms improves our responsiveness to the needs of prospective purchasers and provides additional sources of revenue.

     Focus on Scattered-Lot Customer Base. Our homes are primarily designed to appeal to customers owning scattered lots, rural or urban, to customers in rural low-density subdivisions and to active adults in retirement communities. This market is underserved by “production site-builders” since their economies of scale are not easily transferred to these lower density markets. We believe we have a competitive advantage in the scattered lot market through our ability to provide customized factory-built homes at a variety of price points and by our ability to achieve our aforementioned high satisfaction and referral rates.

     Organic Growth with Opportunistic Acquisitions. Our growth strategy is largely organic. However, we have been an opportunistic buyer of assets, especially manufacturing facilities and retail locations, which have been staffed by our experienced management team.

Our Corporate Information

     We were incorporated in Florida in 1977. Our principal corporate office is located at 15303 Dallas Parkway, Suite 800, Addison, Texas 75001 (telephone (972) 991-2422). Our internet address is www.palmharbor.com,

THE NOTES

Issuer	Palm Harbor Homes, Inc.

Notes Offered	$75,000,000 aggregate principal amount of 3.25% Convertible Senior Notes due 2024. Each note was issued at a price of $1,000 per note and has a principal amount of $1,000.

Maturity	May 15, 2024.

Interest	The notes bear interest at the rate of 3.25% per year on the principal amount from May 11, 2004, or from the most recent date to which interest has been paid or provided for. Interest is payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2004. The interest rate is calculated using a 360-day year composed of twelve 30-day months.

Conversion Rights	Holders may convert all or a portion of their notes, in multiples of $1,000 principal amount, into common stock only if at least one of the conditions described below is satisfied. For each $1,000 principal amount of notes surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 38.5803 shares of our common stock. When we refer to “common stock” throughout this prospectus, we include all rights attaching to our common stock under any stockholder rights plan then in effect. In lieu of delivering shares of our common stock upon conversion of all or any portion of the notes, we may elect to pay cash or a combination of cash and shares of our common stock for the notes surrendered.

Holders may surrender notes for conversion into shares of our common stock at any time during any calendar quarter (but only during such calendar quarter) commencing after June 30, 2004 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 120% of the conversion price per share of common stock on such last day. The conversion price per share as of any day will equal the principal amount of a note divided by the conversion rate, subject to any adjustments to the conversion rate through that day.

Holders may also surrender notes for conversion during the five business day period after any five-consecutive-trading-day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing sale price for our common stock for each day of that period and the number of shares of common stock issuable upon conversion of $1,000 principal amount of notes; provided that if on the date of any such conversion that is on or after May 15, 2019, the closing sale price of our common stock is greater than the conversion price, then holders will receive, in lieu of common stock based on the conversion price, cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of such notes plus accrued and unpaid interest, as of the conversion date.

Notes called for redemption may be surrendered for conversion until the close of business on the second business day immediately preceding the redemption date. In addition, if we make a distribution to our stockholders with a per share value of more than 5% of the closing sale price of our common stock on the date immediately preceding the declaration of such distribution, or if we are a party to certain consolidations, mergers or binding share exchanges, notes may be surrendered for conversion, as provided in “Description of Notes — Conversion Rights.”

The ability to surrender notes for conversion expires at the close of business on the second business day immediately preceding the final maturity date.

Ranking	The notes are our senior, unsecured obligations and rank equal in right of payment to all of our existing and future senior, unsecured obligations. The notes are senior in right of payment to any of our future subordinated indebtedness. However, the notes are effectively subordinated to all our existing and future secured obligations to the extent of the collateral securing such obligations, and to all existing and future senior obligations of our subsidiaries. See “Description of Notes — Ranking of the Notes.” As of June 25, 2004, there was $207.1 million of total debt outstanding, of which Palm Harbor Homes, Inc. had $124.1 million of secured debt, and our subsidiaries had $83.0 million of secured debt outstanding.

Sinking Fund	None.

Redemption of Notes at Our Option	We may redeem for cash all or a portion of the notes at any time on or after May 18, 2011, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, if any. See “Description of Notes — Redemption of Notes at Our Option.”

Repurchase at Option of the Holder on Specified Dates	Holders may require us to repurchase the notes for cash on May 15, 2011, May 15, 2014 and May 15, 2019 at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any. See “Description of Notes — Repurchase at Option of the Holder on Specified Dates.”

Repurchase at Option of the Holder Upon a Designated Event	In certain circumstances involving a Designated Event (as defined under “Description of Notes — Repurchase at Option of the Holder Upon a Designated Event”) prior to maturity, holders may require us to purchase all or a portion of their notes for cash at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any. See “Description of Notes — Repurchase at Option of the Holder Upon a Designated Event.”

DTC Eligibility	The notes will be issued in fully registered book entry form and will be represented by one permanent global note without coupons. The global note will be deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in the global note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in the global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of Notes — Book-Entry System.”

Trading	We do not intend to list the notes on any national securities exchange. However, the notes and the common stock issuable upon conversion of the notes are eligible for trading in PORTAL, when issued. The notes are new securities for which there is currently no public market.

Common Stock	Our common stock is traded through The Nasdaq Stock Market under the symbol “PHHM.”

RISK FACTORS

     In deciding whether to purchase the notes, you should carefully consider the risks described below, which could cause our operating results and financial condition to be materially adversely affected, as well as other information and data included or incorporated by reference in this prospectus.

Risks Related to Our Company

Financing for our retail customers may be limited, which could affect our sales volume.

     Our retail customers generally secure financing from third party lenders, which have been negatively affected by adverse loan experience. Conseco Finance Servicing Corp., The Associates and JPMorgan Chase Bank which had provided financing for our customers, have withdrawn from the manufactured housing finance business. Reduced availability of such financing is currently having an adverse effect on the manufactured housing business and our home sales. Availability of financing is dependent on the lending practices of financial institutions, financial markets, governmental policies and economic conditions, all of which are largely beyond our control. Quasi-governmental agencies such as Fannie Mae and Freddie Mac, which are important purchasers of loans from financial institutions, have tightened standards relating to the manufactured housing loans that they will buy. Most states classify manufactured homes as personal property rather than real property for purposes of taxation and lien perfection, and interest rates for manufactured homes are generally higher and the terms of the loans shorter than for site-built homes. Financing for the purchase of manufactured homes is often more difficult to obtain than conventional home mortgages. There can be no assurance that affordable retail financing for manufactured homes will continue to be available on a widespread basis. If third party financing were to become unavailable or were to be further restricted, this could have a material adverse effect on our results of operations.

If CountryPlace is unable to securitize its loans, it will be required to seek other sources of long term funding, which funding may not be available.

     Our 80% owned subsidiary, CountryPlace, originates chattel and non-conforming land home mortgage loans that are funded with proceeds from its warehouse borrowing facility and borrowings from us. We anticipate that a primary future source of funding for CountryPlace will be from securitizations of its mortgage loans. The proceeds from the securitizations will be used to repay borrowings from the warehouse facility and from us, as well as to originate new loans. The securitization market is dependent upon a number of factors, including general economic conditions, conditions in the securities market generally and conditions in the asset-backed securities market specifically, all of which are largely beyond our control. Although the asset-backed securitization market for manufactured housing lenders has improved slightly in the past year in terms of access to the markets, as well as pricing and credit enhancement levels, poor performance of any loans we may securitize in the future could harm our future access to the securitization market. If CountryPlace is unable to securitize its loans on terms that are economical, or if there is a decline in the securitization market for manufactured housing lenders, and if CountryPlace is unable to obtain additional sources of long term funding, it could have a material adverse effect on our results of operations, financial condition and business prospects.

If CountryPlace is unable to adequately and timely service its loans, it may adversely affect its results of operations.

     Although CountryPlace has originated loans since 1995, it has limited loan servicing and collections experience. In 2002, it implemented new systems to service and collect the portfolio of loans it originates. The management of CountryPlace has industry experience in managing, servicing and collecting loan portfolios; however, many borrowers require notices and reminders to keep their loans current and to prevent delinquencies and foreclosures. A substantial increase in the delinquency rate that results from improper servicing or mortgage loan performance in general could adversely affect the profitability and cash flow from the loan portfolio in CountryPlace.

If CountryPlace’s customers are unable to repay their loans, CountryPlace may be adversely affected.

     CountryPlace makes loans to borrowers that it believes are creditworthy based on its credit guidelines. However, the ability of these customers to repay their loans may be affected by a number of factors, including, but not limited to:

•	national, regional and local economic conditions;

•	changes or continued weakness in specific industry segments;

•	natural hazard risks affecting the region in which the borrower resides; and

•	employment, financial or life circumstances.

If customers do not repay their loans, the profitability and cash flow from the loan portfolio could adversely affect CountryPlace and our consolidated financial position, results of operations and cash flows.

Reduced availability of wholesale financing may adversely affect our inventory levels of new homes.

     We finance a portion of our new inventory at our retail superstores through wholesale “floor plan” financing arrangements. Through these arrangements, financial institutions provide us with a loan for the purchase price of the home. After the departure of Conseco Finance Servicing Corp. from wholesale financing, in 2002, Deutsche Financial Services Corporation announced that they were exiting the floor plan financing business. Although we currently have floor plan facilities with financial institutions totaling $70 million, there can be no assurance that we will continue to have access to such facilities or that we will not be forced to reduce our new home inventory at our retail superstores.

Our repurchase agreements with floor plan lenders could result in increased costs.

     In accordance with customary practice in the manufactured housing industry, we enter into repurchase agreements with various financial institutions pursuant to which we agree, in the event of a default by an independent retailer in its obligation to these credit sources, to repurchase manufactured homes at declining prices over the term of the agreements, typically 18 months. The difference between the gross repurchase price and the price at which the repurchased manufactured homes can then be resold, which is typically at a discount to the original sale price, is an expense to us. Thus, if we were obligated to repurchase a large number of manufactured homes in the future, this would increase our costs, which could have a negative effect on our earnings. Tightened credit standards by lenders and more aggressive attempts to accelerate collection of outstanding accounts with retailers could result in defaults by retailers and consequently repurchase obligations on our part may be higher than has historically been the case. During fiscal 2004 and 2003, net expenses incurred under these repurchase agreements totaled $6,000 and $69,000, respectively.

Increased prices and unavailability of raw materials could have a material adverse effect on us.

     Our results of operations can be affected by the pricing and availability of raw materials. In 2004, we experienced an increase in prices of our raw materials of 14%. Although we attempt to increase the sales prices of our homes in response to higher materials costs, such increases typically lag behind the escalation of materials costs. Three of the most important raw materials used in our operations, lumber, gypsum wallboard and insulation, have experienced significant price fluctuations in the past fiscal year. Although we have not experienced any shortage of such building materials today, there can be no assurance that sufficient supplies of lumber, gypsum wallboard and insulation, as well as other materials, will continue to be available to us on terms we regard as satisfactory.

We are dependent on our executive officers and the loss of their service could adversely affect us.

     We are dependent to a significant extent upon the efforts of our executive officers, particularly Lee Posey, Chairman of the Board and Larry H. Keener, President and Chief Executive Officer. The loss of the services of one or more of our executive officers could have material adverse effect upon our business, financial condition and results of operations. Our continued growth is also dependent upon our ability to attract and retain additional skilled management personnel.

We are controlled by two shareholders, who may determine the outcome of all elections.

     Approximately 54% of our outstanding common stock is beneficially owned or controlled by our Chairman of the Board, Lee Posey and Capital Southwest Corporation and its affiliates. As a result, these shareholders, acting together, are able to determine the outcome of elections of our directors and thereby control the management of our business.

If inflation increases, we may not be able to offset inflation through increased selling prices.

     If there is a material increase in inflation in the future, it is unlikely that we will be able to increase our selling prices to completely offset the material increase in inflation and as a result, our operating results may be adversely affected.

The manufactured housing industry is highly competitive and some of our competitors have stronger balance sheets and cash flow, as well as greater access to capital, than we do. As a result of these competitive conditions, we may not be able to sustain past levels of sales or profitability.

     The manufactured housing industry is highly competitive, with relatively low barriers to entry. Manufactured and modular homes compete with new and existing site-built homes and to a lesser degree, with apartments, townhouses and condominiums. Competition exists at both the manufacturing and retail levels and is based primarily on price, product features, reputation for service and quality, retailer promotions, merchandising and terms of consumer financing. Some of our competitors have substantially greater financial, manufacturing, distribution and marketing resources than we do. As a result of these competitive conditions, we may not be able to sustain past levels of sales or profitability.

Our business is highly cyclical and there may be significant fluctuations in our quarterly results.

     The manufactured and modular housing industry is highly cyclical and has experienced wide fluctuations in aggregate sales in the past. We are subject to volatility in operating results due to external factors beyond our control such as:

•	the level and stability of interest rates;

•	unemployment trends;

•	the availability of retail financing;

•	the availability of wholesale financing;

•	housing supply and demand;

•	industry availability of used or repossessed homes;

•	international tensions and hostilities;

•	levels of consumer confidence;

•	inventory levels; and

•	changes in general economic conditions.

     Sales in our industry can also be slightly seasonal in nature, with sales of homes traditionally being stronger in the spring, summer and fall months. The cyclical nature of our business causes our revenues and operating results to fluctuate and makes it difficult for management to forecast sales and profits in uncertain times. As a result of seasonal and cyclical fluctuations, results from any quarter should not be relied upon as being indicative of performance in future quarters.

We are concentrated geographically, which could harm our business.

     In fiscal 2004, 26% of our revenues were generated in Texas. Additionally, in fiscal 2004, 18% of our revenues were generated in Florida and 10% of our revenues were generated in North Carolina. A decline in the demand for manufactured housing in these three states and/or a decline in the economies of these three states could have a material adverse effect on our results of operations.

Risks Related to the Notes

Our leverage increased as a result of the sale of the notes.

     In connection with the sale of the notes, we incurred $75.0 million of indebtedness. As a result, our interest payment obligation increased. The degree to which we will be leveraged could adversely affect our ability to obtain further financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to the financial, business and other factors affecting our operations, many of which are beyond our control.

There are no restrictive covenants in the indenture relating to our ability to incur future indebtedness or complete other financial transactions.

     The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens or the issuance or repurchase of securities by us or any of our subsidiaries. We, therefore, may incur additional debt, including secured indebtedness senior to the notes, or indebtedness at the subsidiary level to which the notes would be structurally subordinated.

     A higher level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. The indenture contains no covenants or other provisions to afford protection to holders of the notes upon the occurrence of a Designated Event except to the extent described under “Description of Notes — Repurchase at Option of the Holder Upon a Designated Event.”

We may be unable to generate sufficient cash flow to satisfy our debt service obligations.

     Our ability to generate cash flow from operations to make interest payments on the notes will depend on our future performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions and the health of the real estate industry. If our operations do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may need to borrow additional funds to make these payments or undertake alternative financing plans, such as refinancing or restructuring our debt, or reducing or delaying capital investments and acquisitions. Additional funds or alternative financing may not be available to us on favorable terms, or at all. Our inability to generate sufficient cash flow from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to repay or purchase the principal amount of the notes.

     At maturity, the entire outstanding principal amount of the notes will become due and payable by us. In addition, on May 15, 2011, May 15, 2014 and May 15, 2019 or if a Designated Event occurs, each holder of the notes may require that we purchase all or a portion of that holder’s notes. We cannot assure you that we will have sufficient funds or will be able to arrange for additional financing to pay the principal amount or purchase price due. In that case, our failure to repay the notes at maturity or to purchase any tendered notes would constitute an Event of Default (as defined herein) under the indenture.

We cannot assure you that an active trading market will develop for the notes.

     There is no established trading market for the notes. We have no plans to list the notes on a securities exchange. The notes are eligible for trading on PORTAL. The initial purchaser currently intends to make a market in the notes. However, the initial purchaser is not obligated to do so. Any market-making activity, if initiated, may be discontinued at any time, for any reason or for no reason, without notice. If the initial purchaser ceases to act as the market maker for the notes, we cannot assure you that another firm or person will make a market in the notes. The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market for the notes may not develop.

We expect that the trading value of the notes will be significantly affected by the price of our common stock.

     The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for any non-convertible debt securities we may issue.

Shares of our common stock are relatively illiquid.

     As of August 25, 2004, we had 22,831,554 shares of common stock outstanding, the majority of which is held by two investors. As a result of our relatively small public float, our common stock may be less liquid than the common stock of companies with broader public ownership. The trading of a relatively small volume of our common stock may have a greater impact on the trading price of our common stock, and therefore the trading price of the notes, than would be the case if our public float were larger.

The notes are effectively subordinated to all of our secured indebtedness and all indebtedness of our subsidiaries.

     The notes are our unsecured senior obligations and are not guaranteed by any of our subsidiaries. Accordingly, the notes are effectively subordinated to all of our current and future secured indebtedness to the extent of the assets securing the indebtedness.

     Our right to receive any distribution of assets of any subsidiary upon that subsidiary’s liquidation, reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent we are also recognized as a creditor of that subsidiary. As a result, the notes are effectively subordinated to the claims of such creditors.

The conditional conversion feature of the notes could result in you receiving less than the value of the common stock into which a note is convertible.

     The notes are convertible into shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

Our reported earnings per share may be more volatile because of the contingent conversion provision of the notes.

     Holders of the notes are entitled to convert the notes into our common stock (or, at our election, cash or a combination of cash and common stock), among other circumstances, if the closing sale price of our common stock on each of at least 20 trading days in the 30 consecutive trading day period ending on the last day of the prior calendar quarter exceeds 120% of the then prevailing conversion price in effect on that last trading day. Under current accounting rules, until this contingency or another conversion contingency is met, the shares underlying the notes are not included in the calculation of our basic or diluted earnings per share. Also, under current accounting rules, should any of these contingencies be met, diluted earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in our diluted earnings per share calculation. Volatility in our stock price could cause this common stock price condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of our diluted earnings per share.

     New accounting rules are currently proposed, but have not been finalized, which would require the inclusion of shares that could be issued under contingent conversion requirements in weighted average shares outstanding for purposes of calculating diluted earnings per share, assuming that the inclusion of such shares using the if-converted method would not be anti-dilutive. Under the new rules, if implemented in their currently proposed form, volatility in our stock price would not be expected to potentially result in volatility of our diluted earnings per share.

Our stock price is volatile, which may adversely affect your investment.

     Our common stock is currently traded on The Nasdaq Stock Market, and is, therefore, subject to market fluctuations. During fiscal 2004, our stock price ranged from a low of $14.12 per share to a high of $24.04 per share, as compared to fiscal 2003, in which our stock price ranged from a low of $10.12 per share to a high of $25.09 per share.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Fiscal Year Ended
	June 27,	June 25,	March 31,	March 30,	March 29,	March 28,	March 26,
	2003	2004	2000	2001	2002	2003	2004
	(Dollars in thousands)
Earnings:
Income (loss) from operations before income taxes and change in accounting principle	$1,335	$1,722	$63,621	$35,911	$30,926	$5,129	$(9,053)
Fixed charges	2,381	2,675	13,267	15,795	11,255	9,389	8,389

Earnings (deficit)	$3,716	$4,397	$76,888	$51,706	$42,181	$14,518	$(664)

Fixed Charges:
Interest incurred, whether expensed or capitalized	$1,691	$1,947	$10,245	$12,792	$8,377	$6,676	$5,566
Interest portion of rental expense	690	728	3,022	3,003	2,878	2,713	2,823

Fixed charges	$2,381	$2,675	$13,267	$15,795	$11,255	$9,389	$8,389

Ratio of earnings to fixed charges	1.56x	1.64x	5.80x	3.27x	3.75x	1.55x	— (1)

(1) For fiscal year ended March 26, 2004, earnings were insufficient to cover fixed charges by $9,053.

PRICE RANGE OF OUR COMMON STOCK

     Our common stock is traded through The Nasdaq Stock Market under the symbol “PHHM.” The following table sets forth, on a per share basis for the periods indicated, the high and low sale prices per share for our common stock as reported by The Nasdaq Stock Market:

	High	Low
Fiscal Year 2003
First quarter ended June 28, 2002	$25.09	$19.85
Second quarter ended September 27, 2002	19.50	11.17
Third quarter ended December 27, 2002	19.12	10.12
Fourth quarter ended March 28, 2003	18.84	14.35
Fiscal Year 2004
First quarter ended June 27, 2003	$20.24	$14.12
Second quarter ended September 26, 2003	19.17	16.70
Third quarter ended December 26, 2003	19.59	16.55
Fourth quarter ended March 26, 2004	24.04	16.22
Fiscal Year 2005
First quarter ended June 25, 2004	$24.07	$17.09

     As of August 25, 2004, the last reported sale price of our common stock on The Nasdaq Stock Market was $16.32.

DIVIDEND POLICY

     We have not declared any cash dividends on our common stock since its issuance and have no present intention to pay cash dividends.

USE OF PROCEEDS

     We will not receive any proceeds from the resale of the notes or the underlying common stock by selling securityholders.

DESCRIPTION OF NOTES

     We issued the notes under an indenture dated as of May 11, 2004, between Palm Harbor Homes, Inc., as issuer, and American Stock Transfer & Trust Company, as trustee. The following description summarizes the material provisions of the notes, but does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they, and not this description, define your rights as a noteholder. As used in this description of notes, the words “we,” “us” and “our” refer only to Palm Harbor Homes, Inc. and do not include any current or future subsidiary of Palm Harbor Homes, Inc You may request a copy of the notes, the indenture and the registration rights agreement from the trustee.

General

     The notes consist of an aggregate principal amount of $75,000,000. The notes mature on May 15, 2024. The notes were issued only in denominations of $1,000 or in integral multiples of $1,000. The notes are payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

     The notes bear interest at the rate of 3.25% per year on the principal amount from May 11, 2004, or from the most recent date to which interest has been paid or provided for. Interest is payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2004, to holders of record at the close of business on the May 1 and November 1 immediately preceding such interest payment date. Each payment of interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. The interest rate is calculated using a 360-day year composed of twelve 30-day months.

     Maturity or conversion or repurchase by us at the option of a holder or redemption of a note at our option will cause the interest, if any, to cease to accrue on such note. We may not reissue a note that has matured or been converted or repurchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

     Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, the holder will be required to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

     The indenture does not limit the amount of other indebtedness or securities that may be issued by us or any of our subsidiaries. The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of senior debt or the issuance or repurchase of our securities (other than the notes). The indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change in control except to the extent described below under “— Repurchase at Option of the Holder Upon a Designated Event.”

Methods of Receiving Payments on the Notes

     Each installment of semiannual interest on any note shall be paid, in the case of a holder of $5 million or more aggregate principal amount of notes, in same-day funds by transfer to an account maintained by the payee located inside the United States, if the trustee shall have received proper wire transfer instructions from such payee not later than the related record date or, if no such instructions have been received and in the case of all other payees, by check drawn on a bank in New York City mailed to the payee at its address set forth on the registrar’s books.

Paying Agent and Registrar for the Notes

     The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our subsidiaries may act as paying agent or registrar.

Ranking of the Notes

     The notes are our senior, unsecured obligations and rank equal in right of payment to all of our other existing and future senior, unsecured obligations. However, the notes are effectively subordinated to all of our existing and future secured obligations to the extent of the security on such obligations, and to all existing and future obligations of our subsidiaries.

     Holders of the notes are creditors of Palm Harbor Homes, Inc. only and not our subsidiaries. The ability of our creditors, including you, to participate in any distribution of assets of any of our subsidiaries upon liquidation or bankruptcy will be subject to the prior claims of that subsidiary’s creditors, including trade creditors, and any prior or equal claim of any equity holder of that subsidiary.

     As a result, you may receive less, proportionately, than our secured creditors and the creditors of our subsidiaries. As of June 25, 2004, we had approximately $207.1 million of debt outstanding, of which Palm Harbor Homes, Inc. had $124.1 million of secured debt, and our subsidiaries had $83.0 million of secured debt outstanding. See “Risk Factors — The notes are effectively subordinated to all of our secured indebtedness and all indebtedness of our subsidiaries.”

Conversion Rights

     Holders may convert all or a portion of their notes, in multiples of $1,000 principal amount, into common stock only if at least one of the conditions described below under “— Events Permitting Conversion” is satisfied. In addition, a holder may convert a note until the close of business on the second business day immediately preceding the redemption date if we call a note for redemption. A note for which a holder has delivered a notice requiring us to repurchase such note on a specified repurchase date or upon a Designated Event (as defined below) may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

     The initial conversion rate is 38.5803 shares of common stock per $1,000 principal amount of each note, subject to adjustment upon the occurrence of the events described below. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the closing sale price of our common stock on the trading day immediately preceding the conversion date. Upon a surrender of notes for conversion, we will have the option to deliver cash or a combination of cash and shares of our common stock as described below. The ability to surrender notes for conversion expires at the close of business on the second business day immediately preceding the final maturity date.

     To exercise its conversion right, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents;

•	if required, pay funds equal to the interest payable on the next interest payment date; and

•	if required, pay all transfer or similar taxes.

     On conversion of a note, a holder will not receive, except as described below, any cash payment of accrued interest. Delivery to the holder of the full number of shares of common stock (or, at our option, cash in lieu thereof as described below) into which $1,000 principal amount of the note is convertible, together with any cash payment of such holder’s fractional shares, will be deemed to satisfy:

•	our obligation to pay the principal amount of the note; and

•	except as described below, our obligation to pay accrued but unpaid interest attributable to the period from the most recent interest payment date through the conversion date.

     As a result, accrued interest will be deemed to be paid in full rather than cancelled, extinguished or forfeited, except as described below. Holders of notes at the close of business on a record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such record date. Notes surrendered for conversion by a holder during the period from the close of business on any record date to the opening of business on the next interest payment date, except for notes to be redeemed within this period or on the next interest payment date, must be accompanied by payment of an amount equal to the interest that the holder is to receive on the principal amount of notes so converted.

     In lieu of delivery of shares of our common stock upon notice of conversion of any notes, we may elect to pay holders surrendering notes an amount in cash per $1,000 principal amount per note equal to the average sale price of our common stock for the 20 consecutive trading days immediately following either (1) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (2) the conversion date, in the case of conversion following our notice of redemption specifying that we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under “— Redemption of Notes at Our Option.” If we elect to deliver all of such payment in shares of our common stock, the shares will be delivered by the stock transfer agent through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of our common stock, will be made to holders surrendering notes no later than the 25th business day following the applicable conversion date. If an Event of Default, as described under “— Events of Default” below (other than a Default (as defined below) in a cash payment upon conversion of the notes), has occurred and is continuing, the indenture will not permit us to pay cash upon conversion of any notes or portion of a note (other than cash for fractional shares).

     For a discussion of the tax treatment of a holder receiving shares of our common stock or cash upon surrendering notes for conversion, see “Certain U.S. Federal Income Tax Considerations — Tax Consequences to U.S. Holders — Conversion into Common Stock.”

We will adjust the initial conversion rate for certain events, including:

(1) the payment of dividends or distributions payable in our common stock to all holders of our common stock;

(2) the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock, provided that the applicable conversion rate will be readjusted to the extent such rights, warrants or convertible securities are not exercised or converted prior to their expiration;

(3) subdivisions and combinations of our common stock;

(4) the payment of dividends or distributions to all holders of our common stock consisting of our indebtedness, securities or capital stock (including dividends or other distributions of shares of capital stock of any class or series, or similar equity interests, of or relating to any of our subsidiaries or other business units), cash or assets (other than those made in connection with our liquidation, dissolution or winding up), excluding any rights, warrants, securities, dividends or distributions referred to in paragraphs (1) and (2) above; and

(5) the payment by us or one of our subsidiaries in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of the common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

In the case of any adjustment pursuant to clause (4) above:

•	If we distribute capital stock of, or similar equity interest in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the principal national or regional exchange or market on which the securities are then listed and quoted.

•	If we distribute cash, then the conversion rate will be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which will be the current market price of a share of our common stock on the record date, and (2) the denominator of which will be the same price of a share on the record date less the per share amount of the distribution. “Current market price” means the average daily closing sale prices per share of our common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex date” with respect to the distribution requiring such computation. For the purposes of this paragraph, the term “ex date,” when used with respect to any distribution, means the first date on which our common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

     The conversion rate will not be adjusted for the issuance of our common stock (or securities convertible into or exchangeable for our common stock), except as described above. For example, the conversion rate will not be adjusted upon the issuance of shares of our common stock:

•	under any present or future plan providing for the reinvestment of dividends or interest payable on our securities;

•	in connection with the investment of additional optional amounts in shares of our common stock under any plan described in the preceding bullet point;

•	under any present or future employee benefit plan or program of ours; or

•	pursuant to any option, warrant or right or exercisable, exchangeable or convertible security outstanding as of the date the notes are first issued.

     We may from time to time, to the extent permitted by law and subject to the Nasdaq Marketplace Rules, increase the conversion rate of the notes by any amount. We may make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

     We will not make an adjustment in the conversion rate unless such adjustment would require a change of at least 1% in the conversion rate then in effect at such time. We will, however, carry forward any adjustments that are less than 1% of the conversion rate then in effect and make such carried forward adjustment, regardless of whether the aggregate adjustment is less than 1%, within one year of the first such adjustment carried forward or, if earlier, the date on which the carried-forward adjustments first equal 1% of the conversion price in effect at the time of the first carried-forward adjustment.

     In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to clause (2) or clause (4) above that has a per share value equal to more than 5% of the closing sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

     Holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend upon:

•	a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

•	an increase in the conversion rate at our discretion; or

•	failure to adjust the conversion rate in some instances.

     If the conversion rate is increased to compensate holders of the notes for the payment of cash dividends to holders of our common stock, then holders of notes will be deemed for U.S. federal income tax purposes to have received a distribution from us in the amount of the value of the additional shares issuable upon conversion, which will be taxable as a dividend to the extent of our earnings and profits. In addition, there are other cases in which an adjustment to the conversion rate (or failure to adjust the conversion rate) could potentially give rise to deemed dividend treatment. Any deemed dividend would not be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends under recently enacted legislation. See “Certain U.S. Federal Income Tax Considerations — Constructive Dividends on the Notes.”

     If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Palm Harbor Homes, Inc. or those of another person which the holder would have received if the holder had converted the notes immediately prior to the transaction. However, if such transaction constitutes a Designated Event, the notes will cease to be convertible after the fifteenth day following the actual effective date of the transaction giving rise to such Designated Event.

     If one or more of the conditions to the conversion of the notes has been satisfied, we will promptly notify the holders of the notes thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

     A “trading day” is any day on which trades may be made on The Nasdaq Stock Market or, if the applicable security is listed on the New York Stock Exchange or other national securities exchange, a day on which trades may be made on such exchange or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

Events Permitting Conversion

     Conversion Based on Common Stock Price. Holders may surrender notes for conversion at any time during any calendar quarter (but only during such quarter) commencing after June 30, 2004 if the sale price of our common stock (as defined below) for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 120% of the conversion price (as defined below) per share of common stock on the last day of such preceding calendar quarter. Upon a surrender of notes for conversion, in lieu of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above.

     The conversion price per share as of any day will equal $1,000 divided by the conversion rate on that day. The sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported by Nasdaq or, if our common stock is not so reported, as reported on the principal national securities exchange on which the common stock is listed or otherwise provided in the indenture.

     Conversion Based on Trading Price of Notes. Subject to the exception in the paragraph below, holders may also surrender notes for conversion prior to maturity during the five business day period after any five-consecutive-trading-day period in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of notes (the “trading price condition”). Upon a surrender of notes for conversion, in lieu of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above.

     Notwithstanding the foregoing paragraph, if on the date of any conversion pursuant to the trading price condition that is on or after May 15, 2019 the closing sale price of our common stock is greater than the conversion price, then holders will receive, in lieu of common stock based on the conversion price, cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of such notes plus accrued and unpaid interest, as of the conversion date (Principal Value Conversion). We will notify holders that surrender their notes for conversion, if it is a Principal Value Conversion, by the second trading day following the date of conversion, whether we will pay them all or a portion of the principal amount plus accrued and unpaid interest in cash, common stock or a combination of cash and common stock, and in what percentage. Any common stock delivered upon a Principal Value Conversion will be valued at the greater of the conversion price on the conversion date and the applicable stock price as of the conversion date. We will pay such holders any portion of the principal amount plus accrued and unpaid interest to be paid in cash and deliver common stock with respect to any portion of the principal amount plus accrued and unpaid interest to be paid in common stock no later than the third business day following the determination of the applicable stock price.

     The “applicable stock price” means, in respect of a date of determination, the average of the closing sales price per share of common stock over the five-trading-day period starting the third trading day following such date of determination.

     The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select. If three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids will be used, and if only one such bid can reasonably be obtained by the trustee, that one bid will be used. If the trustee cannot reasonably obtain at least one bid for $2 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the “closing sale price” of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

     In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee will have no obligation to determine the trading price of the notes unless we have requested such determination; and we will have no obligation to make such request unless a holder of the notes provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, we will instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of the notes is greater than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

     Conversion Based on Redemption. A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a repurchase notice or a notice requiring us to repurchase such note upon a Designated Event may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture. Upon a surrender of notes for conversion, in lieu of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above.

     Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets pursuant to which our common stock would be converted into cash, securities or other property, reclassified or changed, a note may be surrendered for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. Upon a surrender of notes for conversion, instead of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above. At the effective date of any such transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other of our assets or of another person which the holder would have received if the holder had converted the holder’s notes into shares of our common stock immediately prior to the transaction. If such transaction also constitutes a Designated Event, the holder will be able to require us to purchase all or a portion of such holder’s notes as described under “— Repurchase at Option of the Holder Upon a Designated Event.”

     Conversion Upon Occurrence of Specified Distributions. The notes will also be convertible upon the occurrence of certain distributions resulting in an adjustment to the conversion rate as described above.

     Redemption of Notes at Our Option

     No sinking fund is provided for the notes. Prior to May 18, 2011, we cannot redeem the notes at our option. Beginning on May 18, 2011, we may redeem the notes for cash, as a whole at any time or from time to time in part. We will give not less than 30 days’ or more than 60 days’ notice of redemption by mail to holders of notes.

     If redeemed at our option, the notes will be redeemed at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, if any.

     If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 principal amount. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be the portion selected for redemption.

     Repurchase at Option of the Holder on Specified Dates

     Holders have the right to require us to repurchase the notes for cash on May 15, 2011, May 15, 2014 and May 15, 2019. We will be required to repurchase any outstanding note for which a holder delivers a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the third business day prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

     The repurchase price payable for a note will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such note to, but excluding, the repurchase date.

     The paying agent initially will be the trustee. The repurchase notice must state:

     (1) if certificated notes have been issued, the note certificate numbers (or, if a holder’s notes are not certificated, such holder’s repurchase notice must comply with appropriate DTC procedures);

     (2) the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

     (3) that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

     Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if a holder’s notes are not certificated, such holder’s withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

     We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their address shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

     Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the repurchase date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate.

     This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

     Our ability to repurchase notes may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. See “Risk Factors — We may be unable to repay or purchase the principal amount of the notes.”

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable in connection with any offer by us to repurchase the notes.

Repurchase at Option of the Holder Upon a Designated Event

     If a Designated Event occurs, each holder of notes will have the right, at the holder’s option, to require us to repurchase for cash all of the holder’s notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof. This option may be exercised 30 days after the date on which we notify the holders of any Designated Event. The repurchase price payable for a note will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such note to, but excluding, the repurchase date.

     Within 30 days after the occurrence of a Designated Event, we are obligated to give to all holders of the notes notice, as provided in the indenture, of the occurrence of a Designated Event and of the repurchase right arising therefrom. This company notice will be sufficiently given to holders of notes if in writing and mailed, first class postage prepaid, to each registered holder of a note affected by the event, at the address of such holder as shown in the register of the registrar. We must also deliver a copy of the company notice to the trustee. To exercise the repurchase right, a holder of notes must deliver on or before the 30th day after the date of the company notice, written notice to the trustee of the holder’s exercise of such right, together with the notes with respect to which the right is being exercised.

     A “Designated Event” will be deemed to have occurred upon a “Fundamental Change” or a “Termination of Trading.”

     A “Fundamental Change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on Nasdaq or any similar United States system of automated dissemination of quotations of securities prices.

     A “Termination of Trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on The Nasdaq Stock Market.

     If a Fundamental Change occurs and all of the consideration for the common stock in the transaction or transactions constituting the Fundamental Change consists of cash, which we will refer to as a “cash buy-out,” we will pay a make-whole premium to the holders of the notes in addition to the repurchase price of the notes on the date of repurchase.

     The make-whole premium per note will equal (a) the average of the closing trading price of a note for the five trading days immediately prior to our public announcement of the cash buy-out, less (b) the greater of (i) $1,000 or (ii) the product of (x) average closing prices of our common stock for the five trading days immediately prior to our public announcement of the cash buy-out and (y) the applicable conversion rate; and will be payable in cash. The make-whole premium, if any, will not be less than zero.

     The “closing trading price,” for purposes of calculating the make-whole premium, on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $2,000,000 principal amount of the notes at approximately 3:30 p.m. New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include the initial purchaser, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the closing trading price of the notes will be deemed to be less than 98% of the applicable conversion rate of the notes multiplied by the closing price of our common stock on such determination date.

     Our failure to repurchase the notes when required would result in an Event of Default with respect to the notes. See “— Events of Default.”

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable in connection with any offer by us to repurchase the notes.

     Our obligation to make an offer to repurchase the notes as a result of a Designated Event may be waived or modified at any time prior to the occurrence of such Designated Event with the written consent of the holders of a majority in aggregate principal amount of the outstanding notes.

     The foregoing provisions would not be triggered in many transactions constituting a corporate change in control or necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders.

Merger and Sales of Assets

     The indenture provides that we will not consolidate with or merge into any other entity or sell, convey, transfer, lease or otherwise dispose of all or substantially all our properties and assets unless:

•	the entity formed by such consolidation or into which we are merged or the entity which acquires or which leases all or substantially all our properties and assets is a corporation organized and existing under the laws of the United States of America or any state thereof or the District of Columbia, and expressly assumes by supplemental indenture, all our obligations under the notes, and our obligations under the indenture;

•	immediately after giving effect to such transactions, no Event of Default or Default (as defined below) shall have occurred and be continuing; and

•	certain other conditions are met.

     If a successor corporation assumes our obligations, the successor will succeed to and be substituted for us under the indenture and the notes. Consequently, all of our obligations will terminate. If any such permitted consolidation, merger, sale, conveyance, transfer, lease or other disposition transaction occurs, the holders of the notes will not have the right to require redemption of their securities or similar rights.

Events of Default

     An “Event of Default” occurs with respect to the notes if any of the following occurs:

•	we fail to pay interest on the notes within 30 days of the due date;

•	we fail to pay principal or the redemption price on any notes on its due date or we fail to repurchase any note at the holder’s option on a specified date or following a Designated Event;

•	we default for 60 days after notice to us by the trustee, or by the holders of 25% in aggregate principal amount of the notes then outstanding, in the performance of any other agreement applicable to the notes;

•	we fail to pay when due principal, interest or premium in an aggregate amount of $20 million or more, with respect to any of our indebtedness or indebtedness of any of our subsidiaries or any such indebtedness in an aggregate amount of $20 million or more is accelerated, which default is not cured or waived, or such acceleration rescinded or annulled, within 30 days after notice to us by the trustee, or by holders of 25% in aggregate principal amount of the notes then outstanding has been received by us or our subsidiary;

•	any final judgment or judgments for the payment of money in excess of $20 million is rendered against us or any of our subsidiaries and is not discharged for any period of 30 consecutive days during which a stay of enforcement is not in effect; or

•	certain events of bankruptcy, insolvency or reorganization relating to us or any of our significant subsidiaries occur.

     If an Event of Default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may, by written notice to us (and to the trustee, if notice is given by the holders of the notes), declare the principal amount of the notes accrued through the date of such declaration, and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable.

     The indenture provides that the trustee will give to the holders of the notes notice of all uncured Defaults (as defined below) within 90 days after the occurrence of Default. However, notice will not be given until 60 days after the occurrence of a Default with respect to the notes involving a failure to perform a covenant other than the obligation to pay principal and interest. Further, except in the case of Default in payment on the notes, the trustee may withhold the notice if and so long as a committee comprised of certain officers of the trustee determines in good faith that withholding such notice is in the interest of the holders of the notes. “Default” means any event that is, or after the passage of time or both, would be, an Event of Default.

     Under the indenture, the trustee is under no obligation to exercise any of its rights or powers at the request of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to provisions for indemnification, the indenture provides that the holders of not less than a majority in aggregate principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for the notes, or exercising any trust or power conferred on the trustee. We are required to file annually with the trustee a certificate as to our compliance with all conditions and covenants under the indenture, except an Event of Default based on the payment of the principal or interest on the notes and certain other defaults.

     By notice to the trustee, the holders of not less than the majority in total principal amount of the notes may waive any past Default or Event of Default with respect to that series and its consequences.

     Further, a majority of the holders may rescind and annul a declaration of acceleration with respect to that series (unless a judgment or decree based on such acceleration has been obtained and entered), except an acceleration based on an event of default in the payment of the principal of, or interest, if any, on the notes (and any resulting acceleration), unless such payment default has been cured, and certain other defaults.

Modification of Indenture

     Without Holder Consent. Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the succession of another entity to our company and the assumption of our covenants by a successor;

•	to add one or more covenants or other provisions for the benefit of the holders of the notes,

•	to surrender any right or power conferred upon us;

•	to add any additional Events of Default for the notes;

•	to add or change any provisions to such extent as necessary to permit or facilitate the issuance of the notes in bearer or in global form;

•	to provide security for the notes;

•	to evidence and provide for the acceptance of appointment of a separate or successor trustee;

•	to correct or supplement any provision of the indenture which may be inconsistent with any other provision or to make any other provision with respect to matters or questions arising under the indenture, provided such action shall not adversely affect the interests of the holders of notes issued under the indenture in any material respect; or

•	to cure any ambiguity, defect or inconsistency or to make any other changes that do not adversely affect the interests of the holders of notes issued under the indenture in any material respect.

     If the Trust Indenture Act of 1939, as amended, is amended after the date of the indenture so as to require changes to the indenture or so as to permit changes to, or the elimination of, provisions which, at the date of the indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination, and we and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to effect or evidence such amendment.

     With Holder Consent. Except as provided above, the consent of the holders of at least a majority in aggregate principal amount of the notes is generally required for the purpose of adding to, or changing or eliminating any of the provisions of, the notes pursuant to a supplemental indenture. No amendment or modification may, however, without the consent of the holder of each outstanding note directly affected thereby:

•	change the stated maturity of the principal or interest on the notes (other than pursuant to the terms thereof);

•	reduce the principal amount, redemption price, repurchase price on a specified date or following a Designated Event, interest or premium payable or change the currency in which the notes are payable;

•	impair the right to bring suit to enforce any payment;

•	make any change that adversely affects the rights of any holder to convert any note;

•	make any change that adversely affects the right of a holder to require us to repurchase notes;

•	reduce the percentages of holders whose consent is required to modify or amend the indenture or for waiver of certain Defaults;

•	change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture; or

•	modify any of the foregoing provisions.

Discharge of the Indenture

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any repurchase date, or a Designated Event repurchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Calculations in Respect of Notes

     Except as described above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market prices of our common stock. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes.

Limitations of Claims in Bankruptcy

     If a bankruptcy proceeding is commenced in respect of Palm Harbor Homes, Inc., the claim of a holder of a note is, under Title 11 of the United States Code, limited to the principal amount, together with any accrued and unpaid interest, on such note as of the date of the commencement of the proceeding.

Governing Law

     The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

     American Stock Transfer & Trust Company is the trustee, registrar, paying agent and conversion agent and under certain circumstances will be responsible for making calculations of the trading price of the notes under the indenture for the notes.

Registration Rights

     We entered into a registration rights agreement with the initial purchaser pursuant to which we agreed, at our expense, for the benefit of the holders, to file with the SEC a shelf registration statement covering resale of the notes and the shares of common stock issuable upon conversion of the notes within 120 days after the first date of original issuance of the notes. We will use our reasonable best efforts to cause this shelf registration statement to become effective within 180 days of such first date of original issuance, and to keep a shelf registration statement effective until the earlier of (1) the sale pursuant to Rule 144 under the Securities Act or a shelf registration statement of all the securities registered thereunder and (2) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions. We are permitted to suspend the use of a prospectus that is part of a shelf registration statement under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. We agreed to pay predetermined additional amounts as described herein (“additional amounts”) to holders of the notes and holders of shares of common stock issuable upon conversion of the notes if a shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for the periods in excess of those permitted above. Such additional amounts will accrue until such failure to file or become effective or unavailability is cured, (1) in respect of any notes, at a rate per year equal to 0.25% for the first 90-day period after the occurrence of such event and 0.5% thereafter of the principal amount thereof and (2) in respect of any shares of common stock issued upon conversion of notes, at a rate per year equal to 0.25% for the first 90-day period and 0.5% thereafter of the then-applicable conversion price (as defined below). So long as the failure to file or become effective or unavailability continues, we will pay additional amounts in cash on May 15 and November 15 of each year to the holders of record of the notes or shares of common stock on the immediately preceding May 1 and November 1. When such registration default is cured, accrued and unpaid additional amounts will be paid in cash to the record holder as of the date of such cure.

     A holder who sells notes and shares of common stock issued upon conversion of the notes pursuant to the shelf registration statement generally is required to be named as a selling securityholder in this prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions. We will pay all expenses of this shelf registration statement, provide to each registered holder copies of this prospectus, notify each registered holder when this shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the notes and the shares of common stock issued upon conversion of the notes.

     The term “applicable conversion price” means, as of any date of determination, $1,000 principal amount of notes divided by the conversion rate in effect as of such date of determination or, if no notes are then outstanding, the conversion rate that would be in effect were notes then outstanding.

     We agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of a shelf registration statement. Attached to the prospectus as Annex A was a form of notice and questionnaire (the “questionnaire”) to be completed and delivered by a holder to us at least 10 business days prior to any intended distribution of notes and our shares of common stock issuable in respect of the notes pursuant to a shelf registration statement. Holders are required to complete and deliver the questionnaire prior to the effectiveness of a shelf registration statement so that such holder may be named as a selling securityholder in the related prospectus. Upon receipt of such a completed questionnaire, together with such other information as may be reasonably requested by us from a holder following the effectiveness of a shelf registration statement, we will, as promptly as practicable, file such amendments to the shelf registration statement or supplements to this prospectus as are necessary to permit such holder to deliver this prospectus to purchasers of notes and our shares of common stock issuable upon conversion of the notes, subject to our right to suspend the use of the prospectus as described above. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in this prospectus and therefore will not be permitted to sell the notes or our shares of common stock issuable upon conversion of the notes pursuant to the shelf registration statement of which this prospectus forms a part.

     The summary herein of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available upon request to us.

Book-Entry System

     We have obtained the information in this section concerning DTC, and its book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information. The notes initially are represented by one fully registered global note. The global note was deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co., DTC’s nominee. You may hold your interests in the global note through DTC either as a participant in such system or indirectly through organizations that are participants in such system. So long as DTC or its nominee is the registered owner of the global note, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports that we or the trustee deliver pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

     Unless and until we issue the notes in fully certificated form under the limited circumstances described below under the heading “— Certificated Notes”:

•	you will not be entitled to receive physical delivery of a certificate representing your interest in the notes;

•	all references in this prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•	all references in this prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

     DTC acts as securities depositary for the notes. The notes were issued as a fully registered global note registered in the name of Cede & Co. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provision of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

     Direct participants of DTC include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National

Association of Securities Dealers, Inc. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

     If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, the notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The SEC has on file a set of the rules applicable to DTC and its direct participants.

     To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. has no effect on beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-Entry Format

     Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants or to the beneficial owners. You may experience some delay in receiving your payments under this system.

     Initial settlement for the global notes will be made in immediately available funds. Secondary market trading between DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the notes among participants of DTC, it is under no obligation to perform or continue to perform the foregoing procedures and these procedures may be changed or discontinued at any time.

     The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited direct DTC to take such action. DTC can only act on behalf of its direct participants. Your ability to pledge notes to indirect participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

Certificated Notes

     Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except as a whole by DTC to a nominee of DTC; as a whole by a nominee of DTC to DTC or another nominee of DTC; or as a whole by DTC or nominee of DTC to a successor of DTC or a nominee of such successor.

     We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or we are unable to locate a qualified successor within 90 days;

•	there has occurred and is continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default, in which case we will issue notes to a holder of a beneficial interest in the notes at the request of that beneficial holder; or

•	we, at our option, elect to terminate use of the book-entry system through DTC.

     If any of the above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global notes along with instructions for re-registration. The trustee will re-issue the notes in full certificated registered form and will recognize the registered holders of the certificated notes as holders under the senior indenture.

DESCRIPTION OF OTHER INDEBTEDNESS

Floor Plan Payable

     During the first quarter of fiscal 2005, we amended our agreement with a financial institution from an $80.0 million syndicated floor plan facility expiring March 19, 2006 to a $70.0 million facility expiring May 25, 2007. The advance rate for the $70.0 million facility is 90% of manufacturer’s invoice. This facility is used to finance a major portion of the new home inventory at our retail superstores and is secured by new home inventory and a portion of receivables from financial institutions. The interest rate on the facility is prime (4.0% at June 25, 2004) or prime plus 1.0% to 3.0% for aged units, of which we had none as of June 25, 2004 under our floor plan arrangements. The floor plan facility contains certain provisions requiring us to maintain minimum amounts of liquidity, profitability, inventory turns and tangible net worth in order to borrow against the facility. As of June 25, 2004, we were in compliance with current covenants of the facility and expect to be in compliance during fiscal 2005. In the event we are not in compliance with any of our floor plan facility requirements in future periods, we would seek a waiver of any default from the lending institution and, if no such waiver was obtained, maturities of outstanding debt could be accelerated. We terminated our agreement with another institution for a $10.0 million facility. We had $46.7 million and $84.1 million outstanding under floor plan credit facilities at June 25, 2004 and March 26, 2004, respectively.

Warehouse Revolving Debt

     During the fourth quarter of fiscal 2004, CountryPlace entered into an agreement with a financial institution for a $200.0 million warehouse facility to fund chattel loans originated by Company-owned retail superstores, replacing its previous warehouse facility. The new facility is collateralized by specific receivables pledged to the facility and bears interest at the rate of LIBOR (1.125% at March 26, 2004) plus 2.00%. The facility terminates on March 18, 2006, however amounts outstanding under the facility are effectively settled and re-borrowed on a monthly basis. The facility provides for an advance of 80% against the outstanding principal balance of eligible receivables as defined in the warehouse agreement. The previous facility provided maximum funding of $125.0 million, an advance rate of 65%, an interest rate of LIBOR plus 1.25% and a one-year term. The new facility provides for an advance rate adjustment on March 18, 2005 as determined by the financial institution. If the advance rate is lowered, CountryPlace may terminate the borrowing facility with no penalty. If CountryPlace does not terminate the facility, it is obligated to pay the financial institution a fee of $1.0 million on March 18, 2005. CountryPlace had outstanding borrowings under warehouse facilities of $83.0 million and $74.1 million as of June 25, 2004 and March 26, 2004, respectively. The facility contains certain requirements relating to the performance and composition of the receivables pledged to the facility and certain financial covenants, which are customary in the industry. As of March 26, 2004, both we and CountryPlace were in compliance with these requirements. In connection with the warehouse borrowing facility, we agreed to fund in cash to CountryPlace, up to 25% of each loan loss incurred. During the quarter ended June 25, 2004, we had funded $18,000 to CountryPlace under this loss funding arrangement. As CountryPlace continues to expand and draw down on its warehouse facility, we will fund 20% of any additional loan originations. Should CountryPlace increase its borrowings under the facility to the maximum $200.0 million, the Company will have to originate an additional $141.0 million of new loans, of which $28.2 million will have to be funded through the Company’s operations.

Bonds Payable

	Fiscal Year Ended
	March 28,	March 28,
	2003	2004
	(In thousands)
Economic development revenue bonds; interest payable monthly at 7.54%; monthly interest and principal payments of $31,393 through January 2006 with final payment of $2,002,040 in February 2006	$2,567	$2,377

     The revenue bonds require the maintenance of certain financial statement ratios, prohibit the payment of dividends and are collateralized by certain fixed assets having a carrying value as of March 26, 2004 of $4,319,000. We were in compliance with the financial statement ratios as of June 25, 2004.

Scheduled maturities of the bonds are as follows:

Fiscal Year	Amount
(In thousands)
2005	$205
2006	2,172

$2,377

     The carrying value of the bonds approximates their fair value.

DESCRIPTION OF OUR CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share. As of August 25, 2004, there were 22,831,554 shares of our common stock outstanding.

General

     Holders of shares of our common stock are entitled to share ratably in such dividends as may be declared by our board of directors and paid by us out of funds legally available therefore, subject to any restrictions under future loan agreements that we may enter into. In the event of any dissolution, liquidation or winding up of the company, holders of shares of our common stock are entitled to share ratably in assets remaining after payment of all liabilities. Except as otherwise required by law, the holders of our common stock are entitled to one vote per share on all matters voted on by shareholders, including the election of directors. The holders of a majority of our common stock represented as a meeting of shareholders can elect all of the directors to be elected at such a meeting. Holders of shares of common stock have no preemptive, cumulative voting, subscription, redemption or conversion rights. The currently outstanding shares of our common stock are, and any shares issued upon conversion of the notes will be, when issued, validly issued, fully paid and non-assessable.

Supermajority Approval

     Our Amended and Restated Articles of Incorporation provide that the affirmative vote of holders of at least 66 2/3% of the outstanding shares of our common stock is required to approve any of the following actions: (1) the amendment of our Amended and Restated Articles of Incorporation; (2) our merger or consolidation with or into any other entity; (3) the sale of all or substantially all of our assets; or (4) our voluntary dissolution. Further, none of such actions may be taken unless the shareholders receive at least 14 days prior written notice of the proposed action and at least 14 days prior written notice of the record date for determination of shareholders entitled to vote on such matters.

Florida Anti-Takeover Legislation

     Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation. “Control shares” are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person immediately after acquisition of such shares, directly or indirectly, alone or as part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (1) at least 20% but less than 33 1/3% of all voting power; (2) at least 33 1/3% but less than a majority of all voting power; or (3) a majority or more of all voting power. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested stockholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

Registration Rights

     We have granted to Capital Southwest Corporation and its affiliate certain “piggyback” and demand registration rights with respect to shares of our common stock held by them. Specifically, each of them has the right, subject to certain conditions (1) to require us to include shares of common stock held by them in any registration that we initiate of our common stock under the Securities Act and (2) to require us to file up to two registration statements under the Securities Act with respect to such shares. We would pay all costs and expenses of any such registration, excluding underwriting discounts and commissions and fees of counsel for Capital Southwest Corporation. Such registration rights as assignable by Capital Southwest Corporation to successive holders of their shares. Capital Southwest and its affiliate have waived their registration rights related to the registration of the common stock underlying the notes.

Limitation of Director and Officer Liability

     Our Amended and Restated Articles of Incorporation provide that we will indemnify any director or officer to full extent permitted by law. In addition, we have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify such persons against any costs incurred by them in connection with any action, suit, arbitration or proceeding based upon, or arising from, such person’s service as an officer or director of the company or one of its affiliates. Such indemnification will only be granted if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the Company’s best interests and, with respect to any criminal proceeding, such person had no reasonable cause to believe that his or her conduct was unlawful.

Rights Plan

     We do not currently have a rights plan.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion describes certain U.S. federal income tax consequences of the ownership and disposition of the notes, and with respect to Non-U.S. Holders (as defined below), of common stock. This discussion applies only to:

•	notes purchased by initial holders at the “issue price,” which equals the first price at which a substantial amount of the notes is sold to the public (excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers); and

•	notes and stock held as capital assets (in general, assets held for investment).

     This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	dealers in securities or securities traders electing to mark to market;

•	tax-exempt organizations;

•	banks, insurance companies, regulated investment companies and other financial institutions;

•	persons holding notes as part of a straddle, hedge, integrated or constructive sale or similar transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the United States; and

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes or investors in partnerships or other entities classified as partnerships for U.S. federal income tax purposes.

     In addition, this discussion does not address any tax consequences under state, local or foreign tax laws, or under U.S. estate and gift tax law, or any U.S. federal alternative minimum tax consequences. This summary is based on the Internal Revenue Code of 1986 (the Code), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which, subsequent to the date of this prospectus, may affect the tax consequences described herein.

     This summary is for general information only and is not tax advice. Accordingly, each investor is urged to consult its own tax advisor as to the particular tax consequences to it of purchasing, owning and disposing of the notes or common stock, including the applicability and effect of any state, local or foreign or other tax laws, and of any proposed changes in applicable law.

Tax Consequences to U.S. Holders

     As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States or any political subdivision thereof, any state or the District of Columbia;

•	a trust if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

Payments of Interest

     The notes were used without original issue discount for U.S. federal income tax purposes. Accordingly, interest paid on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Conversion into Common Stock

     A U.S. Holder’s conversion of a note solely into common stock will not be a taxable event, except that the receipt of any cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the U.S. Holder’s tax basis attributable to the fractional share, as described below), and the fair market value of common stock received with respect to accrued and unpaid interest will be taxed as a payment of interest (as described above). A U.S. Holder’s aggregate tax basis in common stock received upon a conversion of a note will be the same as the U.S. Holder’s basis in the note at the time of conversion, reduced by any basis allocated to a fractional share of common stock in lieu of which cash was received and increased, for a cash method holder, by the amount of the fair market value of common stock received with respect to accrued interest.

     If a U.S. Holder receives solely cash in exchange for notes upon conversion, such holder’s gain or loss will be determined in the same manner as if the holder disposed of the note in a taxable disposition (as described below under “— Sale, Exchange, Redemption or Retirement of the Notes”).

     If a U.S. Holder receives a combination of cash and common stock in exchange for notes upon conversion, such holder would recognize gain, but not loss, on the exchange equal to the lesser of (i) the amount of cash received (other than in lieu of a fractional share or in respect of accrued and unpaid interest) and (ii) the amount of gain realized equal to the excess, if any, of the amount of cash the holder receives (other than in lieu of a fractional share or in respect of accrued and unpaid interest) plus the fair market value of common stock (other than in respect of accrued and unpaid interest) the holder receives, over that holder’s adjusted tax basis in the note. In this case, a U.S. Holder’s aggregate tax basis in common stock received will be the same as the U.S. Holder’s basis in the note at the time of conversion, reduced by any basis allocated to a fractional share of common stock in lieu of which cash was received, reduced by the amount of any cash received (other than in lieu of a fractional share or in respect of accrued and unpaid interest), increased by the amount of gain, if any, recognized (other than in lieu of a fractional share) and increased, for a cash method holder, by the amount of the fair market value of common stock received with respect to accrued interest.

     The U.S. Holder’s holding period for the common stock received will include the holder’s holding period for the note converted, except that the holding period of any common stock received with respect to accrued and unpaid interest will commence on the day after the date of conversion.

     You are urged to consult your tax advisors concerning the ownership of common stock.

Sale, Exchange, Redemption or Retirement of the Notes

     Unless a non-recognition provision applies, upon the sale, exchange, redemption or retirement of a note (other than a conversion into common stock), a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement and the holder’s adjusted tax basis in the note. The adjusted tax basis in a note will generally equal its cost. For these purposes, the amount realized does not include any amount attributable to accrued and unpaid interest. Amounts attributable to accrued and unpaid interest are treated as interest, as described under “— Payments of Interest” above. Gain or loss realized on the sale, exchange, redemption or retirement of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, redemption or retirement the note has been held for more than one year. The deductibility of capital losses is subject to limitations.

Constructive Dividends on the Notes

     If we were to make certain distributions of property to stockholders (for example, taxable distributions of cash or distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for our common stock) and the conversion rate underlying the notes were increased pursuant to the anti-dilution provisions of the indenture, such increase would be deemed to be a distribution to U.S. Holders. In addition, other increases in (or failures to adjust) the conversion rate of the notes may, depending on the circumstances, be deemed to be distributions to U.S. Holders, taxable as a dividend to the extent of our current or accumulated earnings and profits, even though the U.S. Holder will not have received any cash or property as a result of the adjustment. In particular, any increase in the conversion rate of the notes to compensate holders of notes for taxable distributions of cash on any of our outstanding common stock will be treated as a deemed distribution to such holders in an amount equal to the value of the additional shares issuable upon conversion, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits. Any constructive dividend deemed paid to you would not be eligible for the preferential rates of U.S. federal income tax applicable to certain dividends under recently enacted legislation, and corporate holders would not be entitled to claim the dividends received deduction with respect to any such constructive dividends.

Registration Rights; Additional Amounts

     Our failure to fulfill our obligation concerning registration of the notes, as described under “Description of Notes — Registration Rights,” will cause additional amounts to accrue on the notes in the manner described therein. According to the applicable Treasury regulations, the possibility of a change in the interest rate on the notes will not affect the amount or timing of interest income recognized by a holder of a note if the likelihood of the change, as of the date the notes are issued, is remote. We intend to take the position, which is not binding on the Internal Revenue Service, that the possibility of payment of additional amounts under the notes is remote and do not intend to treat that possibility as affecting the yield to maturity of the notes (for purposes of the original issue discount provisions of the Code). Accordingly, any additional amounts payable to holders of the notes should be includible in gross income as interest income by a U.S. Holder at the time the payment is made or accrues in accordance with such U.S. Holder’s regular method of tax accounting. In the event that the IRS were to successfully challenge our position, the amount or timing of interest income recognized by a holder of a note may have to be redetermined.

Backup Withholding and Information Reporting

     Unless you are an exempt recipient such as a corporation, information returns will be filed with the IRS in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. A U.S. Holder may be subject to U.S. backup withholding tax on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

     As used herein, the term “Non-U.S. Holder” means a beneficial owner that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

     Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payments on the Notes

     Subject to the discussion below concerning backup withholding, principal payments will not be subject to U.S. federal withholding tax, and interest payments will not be subject to U.S. federal withholding tax if:

•	the certification requirements described below have been fulfilled with respect to the beneficial owner, and either:

•	the interest is U.S. trade or business income (as defined below), or

•	each of the following two conditions has been satisfied:

•	the holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote; and

•	the holder is not a controlled foreign corporation (as defined in the Code) related, directly or indirectly, to us through stock ownership.

Certification Requirement

     Except as provided below with respect to U.S. trade or business income (as defined below), interest with respect to a note will not be exempt from withholding tax unless the beneficial owner of the note provides a properly-executed IRS Form W-8BEN and certifies on such form, under penalties of perjury, that it is not a U.S. person.

     If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest on the note is effectively connected with the conduct of this trade or business, or, in the case of treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States, although exempt from the withholding tax as discussed in the preceding paragraphs, the income will be “U.S. trade or business income” and will generally be taxed in the same manner as if the holder were a U.S. Holder (see “— Tax Consequences to U.S. Holders” above), except that the holder will be required to provide a properly-executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These holders are urged to consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes, including, in the case of corporations, the possible imposition of a branch profits tax at a 30% rate (or an applicable lower treaty rate).

     Payments of interest on the notes that do not meet the foregoing requirements generally will be subject to U.S. federal withholding tax at a rate of 30% (or a lower applicable treaty rate, provided certain certification requirements are met).

     Sale, Exchange or Other Disposition of the Notes or Shares of Common Stock

     Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax (or any withholding thereof) on gain realized upon sale or other disposition of notes or common stock, unless:

•	the note holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	the gain is U.S. trade or business income; or

•	we are or have been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter. A U.S. real property holding corporation is any corporation that holds U.S. real property interests, the fair market value of which equals or exceeds 50 percent of the total fair market value of the corporation’s (a) U.S. real property interests, (b) interests in real property located outside the U.S. and (c) other assets used or held for use in a trade or business.

     Although we have not done a detailed analysis, we believe it is likely that we are not a U.S. real property holding corporation. A large part of our inventory consists of factory-built homes that are not affixed to the ground, not connected to utilities and that are intended to be moved from their present location when sold. The ownership of such homes is generally not considered to be an interest in U.S. real property and, although the determination is made on a case-by-case basis, we believe that such homes are not U.S. real property. Accordingly, we believe that it is likely that we are not a U.S. real property holding corporation.

     If, contrary to our belief, the ownership of such homes is determined to be a U.S. real property interest, we could be a U.S. real property holding corporation. If we are a U.S. real property holding corporation today, we believe it is most likely (although not certain) that we will continue to be one in the future. If we were a U.S. real property holding corporation during the applicable five-year period, Non-U.S. Holders that own (or are treated as owning) more than five percent of our common stock will be subject to U.S. federal income tax on gain realized upon the sale or other disposition of our common stock even though our common stock continues to be traded on an established securities market. Furthermore, if we were a U.S. real property holding corporation during the applicable five-year period, then:

•	if the notes are not regularly traded on an established securities market, only a Non-U.S. Holder of notes who holds or held notes which at the time of acquisition (or subsequent acquisition of additional notes) had a fair market value greater than the fair market value of five percent of our common stock at that time will be subject to U.S. federal income tax on the disposition of such notes; and

•	if the notes are regularly traded on an established securities market, only a Non-U.S. Holder of notes who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than five percent of our notes will be subject to U.S. federal income tax on the disposition of such notes.

   Conversion into Common Stock

     A Non-U.S. Holder’s conversion of a note into common stock will not be a taxable event. However, a Non-U.S. Holder that receives cash upon conversion may have gain that is subject to the rules described under “— Sale, Exchange or Other Disposition of the Notes or Shares of Common Stock,” and a Non-U.S. Holder that receives common stock in respect of accrued and unpaid interest would be subject to the rules described under “— Payments on the Notes.”

   Dividends

     Dividends (including deemed dividends on the notes described above under "— Tax Consequences to U.S. Holders — Constructive Dividends on the Notes”) paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. Non-U.S. Holders should note, as discussed above under “— Tax Consequences to U.S. Holders — Constructive Dividends on the Notes,” that any increase in the conversion rate of the notes to compensate holders of notes for taxable distributions of cash on any of our outstanding common stock will be treated as a deemed distribution to such holders in an amount equal to the value of the additional shares issuable upon conversion, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits. Except as described below with respect to U.S. trade or business income, in order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty.

     The withholding tax also does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are U.S. trade or business income. Instead, such dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. Holder. A Non-U.S. corporation receiving such dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

   Backup Withholding and Information Reporting

     Information returns will be filed with the IRS in connection with payments of interest on the notes and dividends on the common stock. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the notes and common stock and the Non-U.S. Holder may be subject to U.S. backup withholding tax on payments of interest on the notes or on dividends or the proceeds from a sale or other disposition of the notes or common stock. The certification procedures required to claim the exemption from U.S. federal withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

   CERTAIN ERISA CONSIDERATIONS

     The following is a summary of certain considerations associated with the purchase, ownership and disposition of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (ERISA), plans (including individual retirement accounts) and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-US or other laws or regulations that are similar to the ERISA and the Code, and entities whose underlying assets are considered to include “plan assets” of such plans (each, a “plan”).

General Fiduciary Matters

     ERISA imposes certain duties on persons who are fiduciaries of a plan subject to Title I of ERISA (an ERISA plan). Under ERISA, any person who exercises any discretionary authority or control over the administration of an ERISA plan or the management or disposition of the assets of such an ERISA plan, or who renders investment advice for a fee or other compensation to such an ERISA plan, is generally considered to be a fiduciary of such ERISA plan.

     In considering the purchase of notes to be held as the assets of any plan, a fiduciary should determine whether the investment in the notes is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code or any similar law relating to a fiduciaries duties to the plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable similar laws.

Prohibited Transaction Issues

     Section 406 of ERISA and Section 4975 of the Code prohibit plans from engaging in specified transactions involving plan assets with persons who are “parties in interest,” within the meaning of ERISA or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person that engages in a non-exempt prohibited transaction may be subject to excise taxes under ERISA and the Code. In addition, the fiduciary of an ERISA plan that engages in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA.

     The issuer is a party in interest and disqualified person with respect to plans directly covering employees of the issuer and its subsidiaries, but the issuer is not aware that it provides services to or is otherwise a “party in interest” or “disqualified person” with respect to any other plans. However, the issuer does not monitor whether the persons to which it provides services are plans, and accordingly there are no assurances that the issuer might not be a party in interest or disqualified person subject to the prohibited transaction provisions of ERISA or Section 4975 of the Code with respect to any plans besides those plans directly covering its own employees. Fiduciaries and other persons considering the purchase of notes with the assets of any plan should determine whether the issuer is or is likely to become a party in interest or disqualified person with respect to such plan.

     Whether or not any of our underlying assets are deemed to be “plan assets,” as described below, the purchase and holding of the notes by an ERISA plan with respect to which we or the initial purchaser are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the notes are acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (DOL) has issued prohibited transaction class exemptions, or PTCEs, that may apply to the purchase and holding of the notes. These class exemptions include, without limitation, PTCE 91-38 regarding bank collective investment funds, PTCE 90-1 regarding insurance company pooled separate accounts, PTCE 84-14 regarding transactions determined by independent qualified professional asset managers, PTCE 95-60 regarding life insurance company general accounts and PTCE 96-23 regarding transactions determined by in-house asset managers. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

     ERISA and the Code do not define “plan assets.” However, the DOL has promulgated a “look-through” rule under ERISA, which is set forth in the DOL’s plan asset regulations (29 C.F.R. 2510.3-101), which provides that when an ERISA plan acquires an interest in an entity that is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act, the ERISA plan’s assets include both the equity interest and a pro rata portion of the each of the underlying assets of the entity unless it is established that equity participation in the entity by “benefit plan investors” is not significant or that the entity is an “operating company,” in each case as defined in the plan asset regulations.

     It is not anticipated that (1) the issuer will be an investment company registered under the Investment Company Act or (2) the issuer will monitor whether investment in the common stock issuable upon conversion of the notes by benefit plan investors will be “significant” for purposes of the plan asset regulations. The issuer believes it presently qualifies as an “operating company” and its outstanding shares of common stock currently qualify as “publicly offered securities.” The issuer expects to continue to qualify as an “operating company” and its common stock to qualify as “publicly offered securities”, each within the meaning of the plan asset regulations, however, no assurances can be given that the issuer or its common stock will be able to so qualify at all times in the future. Fiduciaries and other persons considering the purchase of notes with the assets of any plans should consider the risks that the issuer will not be able to continue to qualify as an operating company or its common stock as publicly offered securities.

Plan Asset Consequences

     If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (1) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us, and (2) the possibility that certain transactions in which we might engage would constitute “prohibited transactions” under ERISA and Section 4975 of the Code.

Representation

     Accordingly, by acceptance of the notes (or any interest therein) or the common stock issuable upon conversion of the notes (or any interest therein), each purchaser and subsequent transferee of the notes will be deemed to have represented and warranted either that (1) for the entire period during which such purchaser or transferee holds its interest in the notes, or the common stock issuable upon conversion of the notes, no portion of the assets used by such purchaser or transferee to acquire and hold its interest in the notes or common stock issuable upon conversion of the notes constitute assets of any plan or (2) the acquisition and holding of the notes (or any interest therein) or the common stock issuable upon conversion of the notes (or any interest therein) by such purchaser or transferee will not constitute a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any applicable similar laws.

     The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing notes or common stock issuable upon conversion of the notes on behalf of, or with the assets of, any plan, consult with their counsel to determine whether such plan is subject to Title I of ERISA, Section 4975 of the Code or any similar laws.

Governmental and Church Plans

     Governmental plans, some church plans and non-U.S. plans, while not subject to the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code, may be subject to federal, state or other laws that are very similar to such provisions of ERISA and the Code. If you are a fiduciary of a governmental plan, church plan or non-U.S. plan, you should consult with counsel before purchasing any notes.

Foreign Indicia of Ownership

     ERISA also prohibits plan fiduciaries from maintaining the indicia of ownership of any plan assets outside the jurisdiction of the United States district courts except in specified cases. Before investing in any note offered for sale in connection with this prospectus, you should consider whether the acquisition, holding or disposition of a note would satisfy such indicia of ownership rules.

SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement to Citigroup Global Markets. Certain of the notes were resold by the initial purchaser to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities act. The notes and the shares of common stock issuable upon the conversion of the notes that may be offered pursuant to this prospectus will be offered by the selling securityholders, which includes their transferees, distributees, pledgees or donees or their successors. The following table sets forth certain information concerning the principal amount of notes beneficially owned by each selling securityholder and the number of conversion shares that may be offered from time to time pursuant to this prospectus. None of the selling securityholders is our officer or director, and none of them has had a material relationship with us within the past three years, with the exception of Citigroup Global Markets, Inc. who entered into an agreement with our 80% owned subsidiary, CountryPlace Mortgage Ltd., for a $200.0 million warehouse facility to fund chattel loans originated by our company-owned superstores.

     The number of conversion shares shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 38.5803 shares per $1,000 principal amount at maturity of notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

SELLING SECURITYHOLDERS TABLE

	Principal amount		Number of shares of
	at maturity of notes	Percentage of	common stock
	beneficially owned	Notes	beneficially owned
Name	and offered($)	outstanding	and offered
Arbitex Master Fund L.P.+	5,000,000	6.67	129,599
Argent Classic Convertible Arbitrage Fund L.P.	460,000	0.61	17,746
Argent Classic Convertible Arbitrage Fund II, L.P.	110,000	0.15	4,243
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	4,040,000	5.39	155,864
BNP Paribas Equity Strategies, SNC+	1,542,000	2.06	59,490 (1)
BTOP-Multi Strategy Master Portfolio Ltd.	1,000,000	1.33	38,580
Citigroup Global Markets Inc.#	5,100,000	6.80	196,759
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	1,662,000	2.22	64,120
DEAM Convertible ARB	250,000	0.33	9,645
Deephaven Domestic Convertible Trading Ltd.+	4,311,000	5.75	166,319
Grace Convertible Arbitrage Fund, Ltd.+	2,000,000	2.67	77,160
Geode U. S. Convertible Arbitrage Fund	5,000,000	6.67	129,599
Hamilton Multi-Strategy Master Fund, LP	5,259,000	7.01	202,893
Lyxor/Convertible Arbitrage Fund Limited	298,000	0.39	11,496
Man Mac 2 Limited	4,831,000	6.44	186,381
Polaris Vega Fund L.P.	1,600,000	2.13	61,728
Pyramid Equity Strategies Fund	250,000	0.33	9,645
Radcliffe SPC for and on behalf of the Class A Convertible Crossover Segregated Portfolio	2,500,000	3.33	96,450
Singlehedge US Convertible Arbitrage Fund	433,000	0.58	16,705
Sphinx Convertible Arbitrage Fund SPC	189,000	0.25	7,291

	Principal amount		Number of shares of
	at maturity of notes	Percentage of	common stock
	beneficially owned	Notes	beneficially owned
Name	and offered($)	outstanding	and offered
Sturgeon Limited	315,000	0.42	12,152
Sunrise Partners Limited Partnership+	3,400,000	4.53	131,173
Vicis Capital Master Fund	200,000	0.27	7,716
Victus Capital LP	800,000	1.07	30,864
Xavex Convertible Arbitrage 10 Fund	390,000	0.52	15,046
Unnamed holders of notes or future transferee, distribute, pledgee, donee or successor of any such unnamed holder	24,060,000	32.08	928,242 (2)

# Broker-dealer

+ Affiliate of broker-dealer

(1)	In addition to the number of shares of common stock indicated above into which the notes beneficially owned by BNP Paribas Equity Strategies, SNC are convertible, such selling securityholder beneficially owns an additional 1,637 shares of common stock. Such additional shares of common stock may not be sold pursuant to this prospectus.

(2)	Assumes that any other holders of notes, or any future transferees, distributees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes.

     The selling securityholders that are identified above as broker-dealers are deemed to be, under interpretations of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act. With respect to the selling securityholders that are identified above as affiliates of broker-dealers, we believe that such entities acquired their notes and underlying shares of common stock in the ordinary course of business and, at the time of the purchase of the notes and the underlying common stock, such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock.

VOTING/INVESTMENT CONTROL TABLE

Natural Person or Persons
Selling Securityholder	With Voting and Dispositive Power
Arbitex Master Fund L.P.	Clark K. Hunt, Jonathan Bren and Ken Tananbaum
Argent Classic Convertible Arbitrage Fund L.P.	Robert Richardson and Nathaniel Brown
Argent Classic Convertible Arbitrage Fund II, L.P.	Robert Richardson and Nathaniel Brown
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	Robert Richardson and Nathaniel Brown
BNP Paribas Equity Strategies, SNC	Christian Menestrier
BTOP-Multi Strategy Master Portfolio Ltd.	Eric Lobben
Citigroup Global Markets Inc.	Mark Hunt

Natural Person or Persons
Selling Securityholder	With Voting and Dispositive Power
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	Christian Menestrier
DEAM Convertible ARB	Eric Lobben
Deephaven Domestic Convertible Trading Ltd.	Colin Smith
Grace Convertible Arbitrage Fund, Ltd.	Bradford Whitmore and Michael Brailov
Hamilton Multi-Strategy Master Fund, LP	(1)
Lyxor/Convertible Arbitrage Fund Limited	Christian Menestrier
Man Mac 2 Limited	(1)
Polaris Vega Fund L.P.	Gregory R. Levinson
Pyramid Equity Strategies Fund	Eric Lobben
Radcliffe SPC for and on behalf of the Class A Convertible Crossover Segregated Portfolio	(2)
Singlehedge US Convertible Arbitrage Fund	Christian Menestrier
Sphinx Convertible Arbitrage Fund SPC	Colin Smith
Sturgeon Limited	Christian Menestrier
Sunrise Partners Limited Partnership	S. Donald Sussman
Vicis Capital Master Fund	John Succo, Sky Lucas and Shad Stastney
Victus Capital LP	John Succo, Sky Lucas, Shad Stastney and Bryan Zwan
Xavex Convertible Arbitrage 10 Fund	Robert Richardson and Nathaniel Brown

(1)	Hamilton Investment Management GP, LLC is the controlling person of this entity. The members of Hamilton are Michael Knox, Neil Kennedy, Evan Zimmerman, James Wohlmacher, Sandra Satz, James McNeil, Jeffrey Sawyer, William Moore and Geoffrey Cragin.

(2)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

PLAN OF DISTRIBUTION

     The selling securityholders and their successors, which includes their transferees, distributees, pledgees or donees or their successors, may sell the note and the underlying common stock directly to purchasers or through underwrites, brokers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The notes and the underlying common stock may be sold in one or more transactions at fixed prices:

•	at prevailing market prices at the time of sale;

•	at prices related to such prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

     Such sales may be effected in transactions in the following manner (which may involve crosses or bloc transactions):

•	on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

     Selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the underlying common stock and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell the securities.

     From time to time, one or more of the selling securityholders may distribute, devise, gift, pledge, hypothecate or grant a security interest in some or all of the securities owned by them. Any such distributees, devisees or donees will be deemed to be selling securityholders. Any such pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders.

     The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the sale price of the notes or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our underlying common stock is quoted on The Nasdaq Stock Market. We do not intend to list the notes for trading on any national securities exchange or on The Nasdaq Stock Market. We cannot guarantee that any trading market will develop for the notes.

     The notes and underlying common stock may be sold in some states only through registered or licensed brokers or dealers. The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Those selling securityholders listed as broker-dealers in the section of this prospectus titled Selling Securityholders, other than those broker-dealers who received the notes as compensation, are deemed to be underwriters with respect to the notes and common stock into which the notes are convertible. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     In addition, any securities converted by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any notes or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

     If required, the specific notes or common stock to be sold, names of the selling security holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part.

     Pursuant to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by each other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than applicable transfer taxes and commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

     Locke Liddell & Sapp LLP, Dallas, Texas, will pass upon the validity of the notes and the common stock issuable upon conversion of the notes on behalf of us.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     Our consolidated financial statements at March 26, 2004 and March 28, 2003, and for each of the three years in the period ended March 26, 2004, included in the Company’s Annual Reports on Form 10-K and Form 10-K/A filed with the Securities and Exchange Commission which are incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public on the SEC’s web site at http://www.sec.gov, which contains reports, proxies and information statements and other information regarding issuers that file electronically. Our SEC filings are also available through our website at www.palmharbor.com. The information on our website is not, and you must not consider such information to be, a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This prospectus “incorporates by reference” information that we have filed with the SEC under the Exchange Act, which means that we are disclosing important information to you by referring you to those documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document which also is, or is deemed to be incorporated by reference into this prospectus modifies or supercedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the following documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports furnished under Items 9 or 12 of Form 8-K):

•	Our Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended March 26, 2004;

•	Our Quarterly Report on Form 10-Q for the three months ended June 25, 2004; and

•	The description of our common stock contained in our registration statement on Form 8-A filed June 15, 1995.

     You may request a copy of these filings and of the form of the indenture, notes and registration rights agreement at no cost, by writing or telephoning us at the following address:

Palm Harbor Homes, Inc.
15303 Dallas Parkway, Suite 800
Addison, Texas 75001-4600
Attention: Investor Relations
(972) 991-2422

$75,000,000

Palm Harbor Homes, Inc.

3.25% Convertible Senior Notes due 2024

PROSPECTUS

August 30, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth an estimate (other than with respect to the Registration Fee) of the expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

Registration Fee – Securities and Exchange Commission	$9,503
Nasdaq National Market Additional Listing Fee	28,935
Printing	25,000
Accounting Fees and Expenses	12,000
Legal Fees and Expenses	35,000
Trustee’s Fees and Expenses	0
Miscellaneous	0
Total	$110,438

     We will bear all expenses shown above. The selling securityholders will bear all underwriting discounts and selling commissions and transfer taxes applicable to the sale of shares sold pursuant to this registration statement.

Item 15. Indemnification of Directors and Officers.

     Section 607.0850, Florida Statutes, grants a corporation the power to indemnify its directors, officers, employees, and agents for various expenses incurred resulting from various actions taken by its directors, officers, employees, or agents on behalf of the corporation. In general, if an individual acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the action was unlawful, then the corporation has the power to indemnify said individual who was or is a party to any proceeding (including, in the absence of an adjudication of liability (unless the court otherwise determines), any proceeding by or in the right of the corporation) against liability expenses, including counsel fees, incurred in connection with such proceeding, including any appeal thereof (and, as to actions by or in the right of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof). To the extent that a director, officer, employee, or agent has been successful on the merits or otherwise in defense of any proceeding, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. The term “proceeding” includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

     Any indemnification in connection with the foregoing, unless pursuant to a determination by a court, shall be made by the corporation upon a determination that indemnification is proper in the circumstances because the individual has met the applicable standard of conduct. The determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who are not parties to such proceeding; (ii) by majority vote of a committee duly designated by the board of directors consisting solely of two or more directors not at the time parties to the proceeding; (iii) by independent legal counsel selected by the board of directors or such committee; or (iv) by the shareholders by a majority vote of a quorum consisting of shareholders who are not parties to such proceeding. Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, then the directors or the committee shall evaluate the reasonableness of expenses and may authorize indemnification. Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

     Section 607.0850 also provides that the indemnification and advancement of expenses provided pursuant to that Section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses may not be made if a judgment or other final adjudication established that the individual’s actions, or omissions to act, were material to the cause of action so adjudicated and constitute (1) a violation of the criminal law (unless the individual had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful); (2) a transaction from which the individual derived an improper personal benefit; (3) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 are applicable; or (4) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor in a proceeding by or in the right of a shareholder. Indemnification and advancement of expenses shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person, unless otherwise provided when authorized or ratified.

     Section 607.0850 further provides that unless the corporation’s articles of incorporation provide otherwise, then notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that (1) the individual is entitled to mandatory indemnification under Section 607.0850 (in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses); (2) the individual is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power under Section 607.0850; or (3) the individual is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether the person met the standard of conduct set forth in Section 607.0850. Further, a corporation is granted the power to purchase and maintain indemnification insurance.

     Our Amended and Restated Articles of Incorporation provide that we will indemnify any director or officer to full extent permitted by law. In addition, we have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify such persons against any costs incurred by them in connection with any action, suit, arbitration or proceeding based upon, or arising from, such person’s service as our officer or director or one of our affiliates. Such indemnification will only be granted if the person acted in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

     Also, the Purchase Agreement and Registration Rights Agreement, each with Citigroup Global Markets, provide that the initial purchaser and any selling securityholder under this registration statement are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against current liabilities, including liabilities under the Securities Act.

Item 16. Exhibits.

     The following exhibits, required by Item 601 of Regulation S-K, are filed as a part of this registration statement. Exhibit numbers, where applicable, in the left column correspond to those of Item 601 of Regulation S-K.

INDEX TO EXHIBITS

Exhibits
No.	Description
3.1	Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-79164).

3.2	Articles of Amendment (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-79164).

3.3	Restated Bylaws (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-79164).

4.1	Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-79164).

* 4.2	Indenture dated May 11, 2004, by and between Palm Harbor Homes, Inc., as issuer, and American Stock Transfer & Trust Company, as trustee.

* 4.3	Form of 3.25% Convertible Senior Note due 2024.

* 5.1	Opinion of Locke Liddell & Sapp LLP as to the legality of the securities being registered.

10.1	Associate Stock Purchase Plan (Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-97676).

10.2	Form of Indemnification Agreement between Palm Harbor Homes, Inc. and each of its directors and certain officers (Incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-79164).

10.3	Compensation Agreement between the Company and Lee Posey (Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-79164).

10.4	Amended and Restated Amendment to Compensation Agreement between the Company and Lee Posey (Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-97676).

*12.1	Statement regarding computation of ratios.

*23.1	Consent of Ernst & Young LLP.

23.2	Consent of Locke Liddell & Sapp LLP (included in Exhibit 5.1 hereto)

24.1	Power of Attorney (included on the signature page).

*25.1	Statement of Eligibility of Trustee for convertible senior notes.

*99.1	Purchase Agreement dated May 11, 2004, by and between Palm Harbor Homes, Inc. and Citigroup Global Markets, Inc.

*	Filed herewith.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

     (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered should not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commissions pursuant to Ruse 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.,

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or 15(d) of the Securities exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that a time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’ annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 19033 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue,

(d) The undersigned registrant hereby undertakes:

     (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus or any prospectus supplement filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus or prospectus supplement filed by the registrant pursuant to Rule 424(b) or (4) or 497(h) under the Securities Act shall be deemed to be part o this registration statement as of the time it was declared effective.

     (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus or prospectus supplement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant hereby undertakes to file an application for the purpose of deterring the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (the “TIA”) in accordance with the rules and regulations prescribed by the Commissions under Section 305(b) (2) of the TIA.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on August 30, 2004.

Palm Harbor Homes, Inc.
By:	/s/ Larry H. Keener
Larry H. Keener
President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Lee Posey, Larry H. Keener and Kelly Tacke, and each of them, with the full power to act without the other, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign, execute and file this registration statement, and any or all amendments thereto (including, without limitation, post-effective amendments), any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and any amendments thereto and to file the same, with all exhibits and schedules thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Lee Posey Lee Posey	Chairman of the Board	August 30, 2004

/s/ Larry H. Keener Larry H. Keener	Director, President and Chief Executive Officer (Principal Executive Officer)	August 30, 2004

/s/ Kelly Tacke Kelly Tacke	Executive Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	August 30, 2004

/s/ William R. Thomas William R. Thomas	Director	August 30, 2004

Signatures	Title	Date
/s/ A. Gary Shilling A. Gary Shilling	Director	August 30, 2004

/s/ Walter D. Rosenberg, Jr. Walter D. Rosenberg, Jr.	Director	August 30, 2004

/s/ Frederick R. Meyer Frederick R. Meyer	Director	August 30, 2004

/s/ John H. Wilson John H. Wilson	Director	August 30, 2004

/s/ Jerry Mallonee Jerry Mallonee	Director	August 30, 2004

INDEX TO EXHIBITS

Exhibits
No.	Description
3.1	Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-79164).

3.2	Articles of Amendment (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-79164).

3.3	Restated Bylaws (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-79164).

4.1	Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-79164).

* 4.2	Indenture dated May 11, 2004, by and between Palm Harbor Homes, Inc., as issuer, and American Stock Transfer & Trust Company, as trustee.

* 4.3	Form of 3.25% Convertible Senior Note due 2024.

* 5.1	Opinion of Locke Liddell & Sapp LLP as to the legality of the securities being registered.

10.1	Associate Stock Purchase Plan (Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-97676).

10.2	Form of Indemnification Agreement between Palm Harbor Homes, Inc. and each of its directors and certain officers (Incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-79164).

10.3	Compensation Agreement between the Company and Lee Posey (Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-79164).

10.4	Amended and Restated Amendment to Compensation Agreement between the Company and Lee Posey (Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1, Registration No. 33-97676).

*12.1	Statement regarding computation of ratios.

*23.1	Consent of Ernst & Young LLP.

23.2	Consent of Locke Liddell & Sapp LLP (included in Exhibit 5.1 hereto)

24.1	Power of Attorney (included on the signature page).

*25.1	Statement of Eligibility of Trustee for convertible senior notes.

*99.1	Purchase Agreement dated May 11, 2004, by and between Palm Harbor Homes, Inc. and Citigroup Global Markets, Inc.

* Filed herewith